UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Q3 Results

On November 2, 2023, Pagaya Technologies Ltd. (“Pagaya”) issued a press release titled “Pagaya Reports Third Quarter 2023 Results,” in which Pagaya reported its results of operations for the quarter and nine months ended September 30, 2023, and a Shareholder Letter. Copies of the press release and the Shareholder Letter are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and shall not be deemed to “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing made by Pagaya under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Pagaya’s Unaudited Condensed Consolidated Interim Financial Statements for the Three Months and Nine Months Ended September 30, 2023 included as Exhibit 99.3 of this Report, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months and Nine Months Ended September 30, 2023 and Risk Factors included as Exhibit 99.4 of this Report, shall be deemed to be incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This Report and exhibits contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to Pagaya’s filings with the U.S. Securities and Exchange Commission, including Pagaya’s most recent Form 20-F, particularly the section entitled “Risk Factors”. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Report.

Changes to the Company’s Board of Directors

Mr. Juan Pujadas, who was elected to Pagaya’s shareholders to the board of directors (the “Board”) on September 13, 2023, has resigned from the Board effective as of November 1, 2023. Mr. Pujadas, age 61, advised that his resignation is due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations or practices of the Company. The information under this heading “Changes to the Company’s Board of Directors” shall be deemed to be incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release, dated November 2, 2023, titled “Pagaya Reports Third Quarter 2023 Results”
99.2	Shareholder Letter, dated November 2, 2023
99.3	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2023
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 and Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: November 2, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer

By:	/s/ Michael Kurlander
Name:	Michael Kurlander
Title:	Chief Financial Officer